

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

<u>Via U.S. Mail and Fax</u>

May 22, 2008

Mr. Joel Dupre, Chief Executive Officer
Cordia Corporation
13275 W. Colonia Drive
Winter Garden, FL 34787

Re: Cordia Corporation (File No.0-51202)
Item 4.02(a) of Form 8-K
Filed on May 15, 2008

Dear Mr. Dupre:

        We have completed our review of the above filing and do not, at this time, have any further comments.

                                        Sincerely,

                                        Terry French
                                        Accountant Branch Chief